SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.
(Name of Subject Company and Filing Persons (Issuer))

4.0625% Convertible Subordinated Debentures due 2039
(Title of Class of Securities)

368682 AN 0
(CUSIP Number of Class of Securities)

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
2001 Aerojet Road
Rancho Cordova, CA 95742
(916) 355-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022-1106
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$136,357,623.44	$17,562.86

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 4.0625% Convertible Subordinated Debentures due 2039 for the principal amount outstanding plus accrued and unpaid interest up to but excluding December 31, 2014.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,562.86		Filing Party: GenCorp, Inc.
Form or Registration No.: Schedule TO		Date Filed: October 2, 2014

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of December 21, 2009 (the “Indenture”), between GenCorp Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., a national banking association organized under the laws of the United States of America, as trustee, for the Company’s 4.0625% Convertible Subordinated Debentures due 2039 (the “Debentures”), this Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by the Company on October 2, 2014, as amended by Amendment No. 1 to the Schedule TO filed on October 27, 2014 and as further amended by Amendment No. 2 to the Schedule TO filed on November 5, 2014 (as amended, the “Schedule TO”), with respect to the right of each holder of the Debentures to require the Company to repurchase all or a portion of its Debentures on December 31, 2014 (the “Repurchase”), as set forth in the Amended and Restated Optional Repurchase Notice to Holders of Debentures, dated October 27, 2014 (the “Amended and Restated Optional Repurchase Notice”) and the Supplement to the Amended and Restated Optional Repurchase Notice, dated November 5, 2014 (the “Supplement”).

Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Amended and Restated Optional Repurchase Notice, the Supplement or in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO.

This Amendment No. 3 is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

The Schedule TO is hereby amended and supplemented by this Amendment No. 3 as follows:

Item 1.     Summary Term Sheet.

The information set forth in the Amended and Restated Optional Repurchase Notice and Supplement in the section entitled “Summary Term Sheet” and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Amended and Restated Optional Repurchase Notice and Supplement, is hereby amended and supplemented by adding the following:

On December 29, 2014, the Company issued a press release announcing that it has determined the final purchase price offered by the Company pursuant to the Repurchase. The final purchase price per $1,000 principal amount of Debentures is 60.46 shares of Common Stock. The number of shares of the Common Stock a holder of the Debentures will receive in exchange for the Repurchase is the number of shares equal to the product of (i) the price per share of the Common Stock determined during the VWAP Period using the sum of the Repurchase Daily Price Fractions for the 40 consecutive Trading Days, multiplied by (ii) 97.5%. The price per share of the Common Stock during the VWAP Period at the close of trading on December 29, 2014 was $16.96.

Item 4.     Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 12.     Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

Exhibit Number	Description
(a)(1)(A)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.*
(a)(1)(B)	Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 27, 2014.**
(a)(1)(C)	Supplement to Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated November 5, 2014.***
(a)(5)(i)	Press release issued on October 2, 2014.*
(a)(5)(ii)	Press release issued on December 29, 2014.
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with Schedule TO, filed October 2, 2014.
** Previously filed with Amendment No. 1 to Schedule TO, filed October 27, 2014.
*** Previously filed with Amendment No. 2 to Schedule TO, filed November 5, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2014	GENCORP INC.

	By:	/s/ Kathleen E. Redd
		Name:	Kathleen E. Redd
		Title:	Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.*
(a)(1)(B)	Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 27, 2014.**
(a)(1)(C)	Supplement to Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated November 5, 2014.***
(a)(5)(i)	Press release issued on October 2, 2014.*
(a)(5)(ii)	Press release issued on December 29, 2014.
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with Schedule TO, filed October 2, 2014.
** Previously filed with Amendment No. 1 to Schedule TO, filed October 27, 2014.
*** Previously filed with Amendment No. 2 to Schedule TO, filed November 5, 2014.